SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

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China Distance Education Holdings Limited

Form  6-K

Page
Signature	3

Exhibit 99.1—Press Release dated November 27, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: November 28, 2012

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

FOURTH QUARTER AND FISCAL YEAR 2012 RESULTS

Fourth quarter revenue increased by 27.8% year-over-year, exceeding guidance

Fourth Quarter Non-GAAP net income increased by 275.5% year-over-year to US$3.5 Million

Fourth quarter total course enrollments from continuing operations increased by 31.3% year-over-year to 704,000

BEIJING, China, November 27, 2012 – China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the fourth quarter and fiscal year ended September 30, 2012.

Fourth Quarter Fiscal 2012 Business and Financial Highlights:

•	Total course enrollments from continuing operations was 704,000, an increase of 31.3% from the fourth quarter of fiscal 2011.

•	Net revenues from continuing operations increased 27.8% over the fourth quarter of fiscal 2011 to US$16.7 million, exceeding the top-end of the guidance range.

•	Gross profit from continuing operations increased 46.6% from the fourth quarter of fiscal 2011 to US$9.9 million.

•	Non-GAAP[1] gross profit from continuing operations increased 29.2% over the fourth quarter of fiscal 2011 to US$9.9 million.

•

Gross profit margin from continuing operations was 59.3%, compared to 51.7% in the fourth quarter of fiscal 2011. Non-GAAP[1] gross profit margin from continuing operations was 59.3%, compared to 58.6% in the same period last fiscal year.

•

Operating income from continuing operations was US$5.0 million, compared to operating loss of US$0.6 million in the fourth quarter of fiscal 2011. Non-GAAP[1] operating income from continuing operations was US$4.8 million, compared to US$2.5 million in the fourth quarter of fiscal 2011.

•	Net income was US$3.7 million, compared to net loss of US$4.1 million in the fourth quarter of fiscal 2011.

•	Non-GAAP[1] net income was US$3.5 million, compared to US$0.9 million in the fourth quarter of fiscal 2011.

•

Basic and diluted net income per American Depositary Share (“ADS”) was US$0.110, compared to basic and diluted net loss per ADS of US$0.128 for the fourth quarter of fiscal 2011. Each ADS represents four ordinary shares.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below

•	Basic and diluted non-GAAP[1] net income per ADS was US$0.104, compared to basic and diluted non-GAAP[1] net income per ADS of US$0.030 for the fourth quarter of fiscal 2011.

•	Deferred revenue and refundable fees balance was US$13.0 million, a 24.3% increase from the fourth quarter end of fiscal 2011.

Fiscal Year 2012 Business and Financial Highlights:

Compared to the fiscal year 2011 results,

•	Total course enrollments from continuing operations were 2,203,000, representing a 37.6% increase.

•	Net revenues from continuing operations increased 25.4% to US$52.1 million.

•	Gross profit from continuing operations increased 32.3% to US$29.0 million.

•	Non-GAAP[1] gross profit from continuing operations increased 21.4% to US$29.1 million.

•

Operating income from continuing operations was US$9.5 million, compared to operating loss of US$0.6 million in fiscal 2011. Non-GAAP[1] operating income from continuing operations was US$9.6 million, a 46.8% increase from fiscal year 2011.

•	Net income was US$8.2 million, compared to net loss of US$3.8 million for fiscal year 2011.

•	Non-GAAP[1] net income was US$8.4 million, compared to US$5.2 million for fiscal year 2011.

•	Basic and diluted net income per ADS were US$0.245 and US$0.244, respectively, compared to basic and diluted net loss per ADS of US$0.114 for fiscal year 2011.

•	Basic and diluted non-GAAP[1] net income per ADS were both US$0.249, compared to basic and diluted non-GAAP[1] net income per ADS of US$0.155 and US$0.154, respectively, for fiscal year 2011.

Commenting on the results, Mr. Zhengdong Zhu, Chairman and Chief Executive Officer said, “We are very pleased to report a strong finish to fiscal 2012, capping a year of consistent top- and bottom-line growth coupled with steady progress on our long-term strategic initiatives. We believe that our strong performance, particularly in light of the delayed timing of CPA and APQE exams, stems from our continuing investment in high quality, results-oriented courseware and our insistence on providing the best possible user experience through the advancement of integrated online and mobile learning technologies. In fact, 2012 marked a year of significant product innovation for CDEL, as we introduced or improved upon a number of courseware delivery methods including high-definition courses, tablet and mobile versions of our courses and study exercises and online test simulation systems. Our ability to deliver high quality courses across platforms and devices and our constant focus on improving our users’ experience has greatly enhanced our competitive advantages and allowed us to further penetrate our addressable market.”

“Looking ahead, we will continue to focus on the development of our cutting edge online and mobile learning technologies and on the strengthening of our education content and delivery model as we believe that our students’ satisfaction and success is the key to the continued growth of our business.”

“Finally, we remain committed to maximizing shareholder returns over the long-term, as demonstrated by our Board’s recent decision to authorize another special cash dividend. We are well positioned to maintain our growth momentum in the year ahead, and are very confident in CDEL’s long-term opportunities in China’s growing education market.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “As anticipated, the delay of certain APQE exams from May to October and the CPA exams from September to October resulted in the delayed recognition of about US$3.1 million of revenue and an equivalent amount of income before tax to fiscal 2013. Despite such impact, we still achieved 27.8% revenue and 83.9% non-GAAP net income growth from continuing operations for the fourth quarter and 25.4% revenue and 27.6% non-GAAP net income growth from continuing operations for the fiscal year. Our strong performance is the result of our focused revenue growth strategy and prudent cost and expense management.”

“Looking to fiscal year 2013, we have been informed that the same APQE exams that were delayed in this fiscal year will be held again in October of 2013 rather than the May time frame which was the norm prior to 2012. As such, a good portion of anticipated 2013 APQE course revenue will most likely be deferred into fiscal 2014. However, as about US$3.1 million of 2012 APQE and CPA course revenue has been deferred into 2013, we believe that the net impact of such exam timing change will be to revenue redistribution among the four quarters of fiscal 2013 only and will not significantly affect the growth rate for the whole year.”

“Going forward, we will closely monitor the progress of our operational plan and prudently manage our spending to ensure that we continue to balance our growth and profitability. We believe that our inherently scalable business model and the defensive nature of the education market will allow us to remain resilient in a softer economic environment, as we continue to manage our growth to unlock the full potential of our model.”

Fiscal Fourth Quarter 2012 Unaudited Financial Results

Net Revenues. Total net revenues from continuing operations for the fourth quarter of fiscal 2012 were US$16.7 million, representing a year-over-year increase of 27.8% from US$13.1 million in the fourth quarter of fiscal 2011.

Net revenues from online education services for the fourth quarter of fiscal 2012 were US$14.0 million, an increase of 41.4% from US$9.9 million in the fourth quarter of fiscal 2011. The increase was mainly a result of increased revenue in our main accounting test preparation courses, accounting continuing education courses, healthcare and construction engineering courses and net impact of delayed examinations time of APQE courses.

After reallocating the online education course services deliverable of US$1.0 million to online education services net revenues, net revenues from books and reference materials for the fourth quarter of fiscal 2012 were US$1.1 million, compared to US$1.3 million in the fourth quarter of fiscal 2011, which was after the reallocation of US$0.3 million to online education services net revenues. Without taking into account the impact of such reallocation, total books and reference materials revenue, including the books component and the online education courses components would have been US$2.1 million for the fourth quarter of fiscal 2012, an increase of 29.1% from the US$1.6 million in the same period of last year.

Net revenues from others decreased by 13.7% to US$1.7 million for the fourth quarter of fiscal 2012 from US$1.9 million in the same period of last year. The decrease was mainly a result of decreased revenue in magazine content production services, offline business start-up training courses provided by Zhengbao Yucai and other offline supplementary training courses.

Cost of Sales. Cost of sales from continuing operations for the fourth quarter of fiscal 2012 was US$6.8 million, representing a 7.6% increase over the fourth quarter of fiscal 2011. Non-GAAP1 cost of sales from continuing operations for the fourth quarter of fiscal 2012 was US$6.8 million, an increase of 25.8% over the same period last fiscal year. The increase in cost of sales was mainly due to increased server management fee, salaries and related expenses, lecturer fees, and expenses incurred by our offline supplementary training courses. Such increase was partially offset by a decrease in cost of book and reference materials.

Gross Profit and Gross Margin. Gross profit from continuing operations for the fourth quarter of fiscal 2012 was US$9.9 million, representing a 46.6% increase from US$6.8 million in the same period last fiscal year. Non-GAAP1 gross profit from continuing operations was US$9.9 million, an increase of 29.2% year-over-year. Gross profit margin from continuing operations for the fourth quarter of fiscal 2012 was 59.3%, compared to 51.7% in the fourth quarter of fiscal 2011. Non-GAAP1 gross profit margin from continuing operations for the fourth quarter of fiscal 2012 was 59.3%, compared to 58.6% in the same period last fiscal year. The increase in gross profit margin was primarily due to relatively slower growth in salaries and related expenses, and contribution from higher margin book and reference materials sales. The slower growth in salaries and related expenses was partially offset by relatively higher increase in server management fees, and the contribution from lower margin offline business start-up training courses provided by Zhengbao Yucai and other offline supplementary training courses.

Operating Expenses. Total operating expenses from continuing operations for the fourth quarter of fiscal 2012 were US$5.0 million, a decrease of 32.9% year-over-year. Non-GAAP1 operating expenses from continuing operations were US$5.1 million, representing a year-over-year decrease of 1.4%.

Selling expenses from continuing operations amounted to US$3.2 million for the fourth quarter of fiscal 2012, representing an increase of 32.3% year-over-year. Non-GAAP1 selling expenses from continuing operations were US$3.3 million, a 51.5% increase from the same period last fiscal year primarily as a result of a significant increase in advertising and promotional activities, increased salaries and related expenses, and rental and related expenses. Such increase was partially offset by a slight decrease in commission to our distributors.

General and administrative expenses from continuing operations were US$1.7 million in the fourth quarter of fiscal 2012, representing a 65.3% decrease year-over-year. Non-GAAP1 general and administrative expenses from continuing operations were US$1.9 million, a decrease of 38.4% year-over-year primarily due to decrease of bad debts provision of accounts receivable aging over one year, and decreased professional fees. Such decrease was partially offset by an increase in salaries and related expenses.

Income Tax Expenses. Income tax expenses for the fourth quarter of fiscal 2012 were US$1.6 million, compared with US$0.8 million in the same period last fiscal year. The significant increase in income tax expenses was primarily due to the accrual of withholding tax applicable to the profits of our PRC subsidiaries that we expect to distribute to our Hong Kong subsidiary.

Net Income (Loss) from continuing operations attributable to China Distance Education Holdings Limited. Net income from continuing operations was US$3.7 million for the fourth quarter of fiscal 2012, compared to net loss from continuing operations of US$1.2 million in the same period last fiscal year. Non-GAAP1 net income from continuing operations for the fourth quarter of fiscal 2012 was US$3.5 million, compared to non-GAAP1 net income from continuing operations of US$1.9 million in the same period last fiscal year.

Net Loss from discontinued operations attributable to China Distance Education Holdings Limited. There was no net loss from discontinued operations for the fourth quarter of fiscal 2012, compared to net loss from discontinued operations of US$3.0 million in the same period last fiscal year. There was no non-GAAP net loss from discontinued operations for the fourth quarter of fiscal 2012, compared to non-GAAP1 net loss from discontinued operations of US$1.0 million in the same period last year.

Net Income (Loss). Net income was US$3.7 million for the fourth quarter of fiscal 2012, compared to net loss of US$4.1 million in the same period last fiscal year. Non-GAAP1 net income for the fourth quarter of fiscal 2012 was US$3.5 million, compared to non-GAAP net income of US$0.9 million in the same period last fiscal year.

Operating Cash Flow. Net operating cash inflow was US$2.6 million for the fourth quarter of fiscal 2012, compared to a net operating cash inflow of US$4.4 million in the same period last fiscal year. The inflow was primarily the result of increased net income generated in the quarter, increase in accrued expenses and other liabilities, income tax payable and refundable fees. Such inflow was partially offset by the increase in accounts receivable and the decrease in deferred revenue. The decrease of operating cash inflow as compared to the same period last year was primarily due to the delay of post-examination course registration cash revenue from 2013 APQE courses as 2012 APQE exams were delayed.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of September 30, 2012 amounted to US$57.7 million as compared to US$55.6 million as of June 30, 2012 primarily due to US$2.6 million of cash flow generated from operating activities in the quarter, partially offset by US$0.2 million of capital expenditures, and the repurchase of US$0.8 million worth of our shares as part of our share repurchase program.

Fiscal Year 2012 Unaudited Financial Results

Net Revenues. Total net revenues from continuing operations increased by 25.4% to US$52.1 million for the fiscal year 2012, from US$41.6 million in the fiscal year 2011.

Net revenues from online education services for the fiscal year 2012 increased by 30.8% to US$40.3 million from US$30.8 million in the fiscal year 2011.

Net revenues from books and reference materials for the fiscal year 2012 decreased by 6.4% to US$4.4 million from US$4.7 million in the fiscal year 2011. In addition, net revenue from others increased by 22.4% year-over-year to US$7.4 million.

Cost of Sales. Cost of sales from continuing operations increased by 17.6% to US$23.1 million for the fiscal year 2012, from US$19.6 million in the fiscal year 2011. Non-GAAP1 cost of sales from continuing operations for the fiscal year 2012 was US$23.0 million, a 30.7% increase over the previous fiscal year.

Gross Profit and Gross Margin. Gross profit from continuing operations increased by 32.3% to US$29.0 million for the fiscal year 2012 from US$21.9 million in the fiscal year 2011. Non-GAAP1 gross profit from continuing operations was US$29.1 million, a 21.4% increase from the fiscal year 2011. Gross profit margin from continuing operations for the fiscal year 2012 was 55.7%, increase from 52.8% in the fiscal year 2011. Non-GAAP1 gross profit margin from continuing operations for the fiscal year 2012 was 55.8%, compared to 57.6% in the fiscal year 2011.

Operating Expenses. For the fiscal year 2012, total operating expenses from continuing operations decreased by 15.2% to US$19.6 million from US$23.1 million in the fiscal year 2011. Non-GAAP1 operating expenses from continuing operations were US$19.5 million, an increase of 8.4% from the fiscal year 2011.

For the fiscal year 2012, selling expenses from continuing operations increased by 16.0% to US$11.3 million, compared to US$9.8 million in the fiscal year 2011. Non-GAAP1 selling expenses from continuing operations were US$11.3 million, a 24.5% increase from the previous fiscal year.

For the fiscal year 2012, general and administrative expenses from continuing operations decreased by 32.5% to US$8.2 million, compared to US$12.2 million in the fiscal year 2011. Non-GAAP1 general and administrative expenses from continuing operations were US$8.2 million, an 8.1% decrease from the previous fiscal year.

Income Tax Expense. For the fiscal year 2012, income tax expense was US$2.6 million, compared to an income tax expense of US$1.0 million in the fiscal year 2011.

Net Income (Loss) from continuing operations. Net income from continuing operations was US$8.0 million for the fiscal year 2012, compared to a net loss of US$0.5 million in the fiscal year 2011. Non-GAAP1 net income from continuing operations was US$8.1 million in the fiscal year 2012, compared to non-GAAP1 net income of US$6.4 million in the fiscal year 2011.

Income (Loss) from discontinued operations. Net income from discontinued operations was US$0.2 million for the fiscal year 2012, compared to net loss of US$3.3 million in the fiscal year 2011. Non-GAAP1 net income from discontinued operations for the fiscal year 2012 was US$0.2 million, compared to non-GAAP1 net loss of US$1.2 million in the fiscal year 2011.

Net Income (Loss). Net income was US$8.2 million for the fiscal year 2012, compared to a net loss of US$3.8 million in the fiscal year 2011. Non-GAAP1 net income was US$8.4 million for the fiscal year 2012, compared to non-GAAP1 net income of US$5.2 million in the fiscal year 2011.

Operating Cash Flow. Net operating cash inflow for fiscal year 2012 was US$14.6 million, compared to a net operating cash inflow of US$9.2 million in the last fiscal year.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of September 30, 2012 decreased to US$57.7 million from US$60.3 million as of September 30, 2011.

First Quarter and Full Year Fiscal 2013 Guidance — The Company expects to generate total net revenues from continuing operations for the first quarter of fiscal 2013 in the range of US$12.0 million to US$12.5 million, as compared to net revenues from continuing operations of US$9.9 million in the first quarter of fiscal 2012, representing an 21.2% to 26.3% year-over-year increase. This expectation is based on the assumption that results for the delayed APQE exams will be published in November. Should the exam results be published in December or later, up to US$1.3 million of guided revenue could be deferred to the second quarter of 2013.

For the full year, the Company expects to generate total net revenues from continuing operations in the range of US$63.5 million to US$66.5 million, as compared to net revenues from continuing operations of US$52.1 million in fiscal 2012, representing a 21.2% to 27.6% year-over-year increase. The above represents our current and preliminary view, which is subject to change.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing/Hong Kong) on November 28, 2012 to discuss its fourth quarter and fiscal year 2012 financial results and recent business activity. The conference call may be accessed by calling +1 866 519 4004 (US), 800 930 346 (Hong Kong), 800 819 0121 (China Land-line), 400 620 8038 (China Mobile), or 0 808 234 6646 (UK). The pass code is CDEL.

A telephone replay will be available shortly after the call until December 6, 2012 at +1 855 452 5696 (US), 800 963 117 (Hong Kong), 800 870 0205 (China Land-line), 400 120 0932 (China Mobile), or 0 808 234 0072 (UK). The Pass code is 55747049.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at: http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses and offline business start-up training courses. For further information please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the first quarter and full year of the fiscal year 2013 and the quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses, impairment of purchased call option for acquisition of additional equity interest in Zhengbao Yucai, and impairment of goodwill, property, plant and equipment, intangible assets, and purchased call option for acquisition of additional equity interest in Champion Xinlixiang that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses, impairment of purchased call option for acquisition of additional equity interest in Zhengbao Yucai, and impairment of goodwill, property, plant and equipment, intangible assets, and purchased call option for acquisition of additional equity interest in Champion Xinlixiang from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited	Investor Relations (HK):
Lingling Kong, IR manager	Mahmoud Siddig, Managing Director
Tel: +86-10-8231-9999 ext1805	Taylor Rafferty
Email: IR@cdeledu.com	Tel: +852 3196 3712
Email: cdel@taylor-rafferty.com

Financial Tables Follow

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2011	September 30, 2012
	(Derived from audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	49,738	49,723
Term deposit	7,839	7,956
Restricted cash	2,676	6
Accounts receivable, net of allowance for doubtful accounts of US$3,190 and US$2,092 as of September 30, 2011 and 2012, respectively	4,661	4,081
Inventories	363	658
Prepayment and other current assets	2,861	3,573
Deferred tax assets, current portion	1,556	1,856
Deferred cost	1,868	1,795
Current assets of discontinued operations	2,306	—

Total current assets	73,868	69,648

Non-current assets:
Property, plant and equipment, net	8,586	9,676
Goodwill	7,403	7,511
Other intangible assets, net	2,382	1,929
Deposit for purchase of non-current assets	242	131
Deferred tax assets, non-current portion	668	—
Other non-current assets	729	1,091

Total non-current assets	20,010	20,338

Total assets	93,878	89,986

Liabilities and shareholders’ equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$5,738 and US$9,995 as of September 30, 2011 and 2012, respectively)	6,514	9,636
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,170 and US$2,319 as of September 30, 2011 and 2012, respectively)	2,329	2,627
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$7,848 and US$9,408 as of September 30, 2011 and 2012, respectively)	7,861	9,450
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,580 and US$3,524 as of September 30, 2011 and 2012, respectively)	2,580	3,524
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,860 and nil as of September 30, 2011 and 2012, respectively)	1,860	—

Total current liabilities	21,144	25,237

Non-current liabilities:
Deferred tax liabilities, non-current portion (including non-current portion of deferred tax liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of September 30, 2011 and 2012, respectively)	—	132

Total non-current liabilities	—	132

Total liabilities	21,144	25,369

Equity:
China Distance Education Holdings Limited shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2011 and 2012, respectively; Authorized—480,000,000 shares at September 30, 2011 and 2012; Issued and outstanding—127,800,673 and 134,386,849 shares at September 30, 2011 and 2012, respectively)	13	13
Additional paid-in capital	78,804	61,777
Accumulated other comprehensive income	4,221	4,922
Cumulative deficits	(10,304)	(2,095)

Total China Distance Education Holdings Limited shareholders’ equity	72,734	64,617

Total equity	72,734	64,617

Total liabilities and equity	93,878	89,986

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2011	2012

Sales, net of business tax, value-added tax and related surcharges:
Online education services	9,896	13,989
Books and reference materials	1,290	1,096
Others	1,912	1,651

Total net revenues	13,098	16,736

Cost of sales
Cost of services	(5,381)	(6,102)
Cost of tangible goods sold	(951)	(712)

Total cost of sales	(6,332)	(6,814)

Gross profit	6,766	9,922

Operating expenses
Selling expenses	(2,450)	(3,241)
General and administrative expenses	(4,935)	(1,714)

Total operating expenses	(7,385)	(4,955)
Other operating income	4	41

Operating income (loss)	(615)	5,008

Interest income	326	328
Exchange loss	(54)	(27)

Income (loss) before income taxes	(343)	5,309
Less: Income tax expense	(823)	(1,596)

Net income (loss) income from continuing operations	(1,166)	3,713

Net (loss) from discontinued operations, net of tax	(2,958)	—

Net income (loss) attributable to China Distance Education Holdings Limited	(4,124)	3,713

Net income (loss) per share:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	(0.009)	0.028
Basic from discontinued operations	(0.023)	—

Basic	(0.032)	0.028

Diluted from continuing operations	(0.009)	0.027
Diluted from discontinued operations	(0.023)	—

Diluted	(0.032)	0.027

Net income (loss) per ADS:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	(0.036)	0.110
Basic from discontinued operations	(0.092)	—

Basic	(0.128)	0.110

Diluted from continuing operations	(0.036)	0.110
Diluted from discontinued operations	(0.092)	—

Diluted	(0.128)	0.110

Weighted average shares used in calculating net income (loss) per share:
Basic	128,481,707	134,879,897
Diluted	128,481,707	135,313,400

China Distance Education Holdings Limited

Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2011	2012
	(Derived from audited)	(Unaudited)
Sales, net of business tax, value-added tax and related surcharges:
Online education services	30,788	40,281
Books and reference materials	4,743	4,438
Others	6,033	7,383

Total net revenues	41,564	52,102

Cost of sales
Cost of services	(16,840)	(20,494)
Cost of tangible goods sold	(2,794)	(2,587)

Total cost of sales	(19,634)	(23,081)

Gross profit	21,930	29,021

Operating expenses
Selling expenses	(9,771)	(11,337)
General and administrative expenses	(12,221)	(8,248)
Impairment of purchased call option	(1,115)	—

Total operating expenses	(23,107)	(19,585)
Other operating income	603	58

Operating income (loss)	(574)	9,494

Interest income	883	1,119
Exchange loss	(143)	(40)

Income before income taxes	166	10,573
Less: Income tax expense	(971)	(2,600)

Net income (loss) from continuing operations	(805)	7,973
Net loss of continuing operations attributable to noncontrolling interest	303	—

Net income (loss) from continuing operations	(502)	7,973

Net income (loss) from discontinued operations, net of tax	(3,300)	236

Net income (loss) attributable to China Distance Education Holdings Limited	(3,802)	8,209

Net income (loss) per share:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	(0.004)	0.059
Basic from discontinued operations	(0.025)	0.002

Basic	(0.029)	0.061

Diluted from continuing operations	(0.004)	0.059
Diluted from discontinued operations	(0.025)	0.002

Diluted	(0.029)	0.061

Net income (loss) per ADS:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	(0.015)	0.238
Basic from discontinued operations	(0.099)	0.007

Basic	(0.114)	0.245

Diluted from continuing operations
Diluted from discontinued operations	(0.015)	0.237
Diluted	(0.099)	0.007

	(0.114)	0.244

Weighted average shares used in calculating net income (loss) per share:
Basic	133,571,727	133,996,737
Diluted	133,571,727	134,363,108

China Distance Education Holdings Limited

Unaudited reconciliation of non-GAAP measures to comparable GAAP measures from continuing operations

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30
	2011	2012

Cost of sales	6,332	6,814
Share-based compensation expense in cost of sales	913	(2)*
Non-GAAP cost of sales	5,419	6,816

Selling expenses	2,450	3,241
Share-based compensation expense in selling expenses	302	(14)*
Non-GAAP selling expenses	2,148	3,255

General and administrative expenses	4,935	1,714
Share-based compensation expense in general and administrative expenses	1,867	(175)*
Non-GAAP general and administrative expenses	3,068	1,889

Gross profit	6,766	9,922
Share-based compensation expenses	913	(2)
Non-GAAP gross profit	7,679	9,920

Gross profit margin	51.7%	59.3%
Non-GAAP gross profit margin	58.6%	59.3%

Operating income (loss)	(615)	5,008
Share-based compensation expenses	3,082	(191)
Non-GAAP operating income	2,467	4,817

Operating margin	(4.7%)	29.9%
Non-GAAP operating margin	18.8%	28.8%

Net income (loss)	(1,166)	3,713
Share-based compensation expenses	3,082	(191)
Non-GAAP net income	1,916	3,522

Net income margin	(8.9%)	22.2%
Non-GAAP net income margin	14.6%	21.0%

Net income (loss) per share—basic	(0.009)	0.028
Net income (loss) per share—diluted	(0.009)	0.027
Non-GAAP net income per share—basic	0.015	0.026
Non-GAAP net income per share—diluted	0.015	0.026

Net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.036)	0.110
Net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.036)	0.110
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.060	0.104
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.060	0.104

Weighted average shares used in calculating basic net income (loss) per share	128,481,707	134,879,897
Weighted average shares used in calculating diluted net income (loss) per share	128,481,707	135,313,400
Weighted average shares used in calculating basic non-GAAP net income per share	128,481,707	134,879,897
Weighted average shares used in calculating diluted non-GAAP net income per share	128,517,815	135,313,400

Note *: Negative share-based compensation expenses incurred in the fourth quarter of fiscal year 2012 was due to the managements’ estimate adjustment of the forfeiture rate for certain tranches of share options granted.

China Distance Education Holdings Limited

Unaudited reconciliation of non-GAAP measures to comparable GAAP measures from discontinued operations

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30
	2011	2012

Net loss	(2,958)	—
Impairment of property, plant and equipment	973	—
Impairment of goodwill	758	—
Impairment of intangible asset (net, tax effect US$83 and nil for three months ended September 30, 2011 and 2012, respectively)	249	—
Non-GAAP net loss	(978)	—

Net loss per share—basic	(0.023)	—
Net loss per share—diluted	(0.023)	—
Non-GAAP net loss per share—basic	(0.008)	—
Non-GAAP net loss per share—diluted	(0.008)	—

Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.092)	—
Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.092)	—
Non-GAAP net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.030)	—
Non-GAAP net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.030)	—

Weighted average shares used in calculating basic net loss per share	128,481,707	134,879,897
Weighted average shares used in calculating diluted net loss per share	128,481,707	135,313,400
Weighted average shares used in calculating basic non-GAAP net loss per share	128,481,707	134,879,897
Weighted average shares used in calculating diluted non-GAAP net loss per share	128,481,707	135,313,400

China Distance Education Holdings Limited

Unaudited reconciliation of non-GAAP measures to comparable GAAP measures from continuing operations

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Year Ended September 30
	2011	2012

Cost of sales	19,634	23,081
Share-based compensation expense in cost of sales	1,999	37
Non-GAAP cost of sales	17,635	23,044

Selling expenses	9,771	11,337
Share-based compensation expense in selling expenses	678	16
Non-GAAP selling expenses	9,093	11,321

General and administrative expenses	12,221	8,248
Share-based compensation expense in general and administrative expenses	3,347	88
Non-GAAP general and administrative expenses	8,874	8,160

Gross profit	21,930	29,021
Share-based compensation expenses	1,999	37
Non-GAAP gross profit	23,929	29,058

Gross profit margin	52.8%	55.7%
Non-GAAP gross profit margin	57.6%	55.8%

Operating income (loss)	(574)	9,494
Share-based compensation expenses	6,024	141
Impairment of purchased call option	1,115	—
Non-GAAP operating income	6,565	9,635

Operating margin	(1.4%)	18.2%
Non-GAAP operating margin	15.8%	18.5%

Net income (loss)	(502)	7,973
Share-based compensation expenses	6,024	141
Impairment of purchased call option (net, tax effect US$279 and nil for the year ended September 30, 2011 and 2012, respectively)	836	—
Non-GAAP net income	6,358	8,114

Net income margin	(1.2%)	15.3%
Non-GAAP net income margin	15.3%	15.6%

Net income (loss) per share—basic	(0.004)	0.059
Net income (loss) per share—diluted	(0.004)	0.059
Non-GAAP net income per share—basic	0.048	0.061
Non-GAAP net income per share—diluted	0.047	0.060

Net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.015)	0.238
Net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.015)	0.237
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.190	0.242
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.189	0.242

Weighted average shares used in calculating basic net income (loss) per share	133,571,727	133,996,737
Weighted average shares used in calculating diluted net income (loss) per share	133,571,727	134,363,108
Weighted average shares used in calculating basic non-GAAP net income per share	133,571,727	133,996,737
Weighted average shares used in calculating diluted non-GAAP net income per share	134,342,506	134,363,108

China Distance Education Holdings Limited

Unaduited reconciliation of non-GAAP measures to comparable GAAP measures from discontinued operations

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Year Ended September 30
	2011	2012

Net income (loss)	(3,300)	236
Impairment of property, plant and equipment	973	—
Impairment of goodwill	758	—
Impairment of intangible asset (net, tax effect US$83 and nil for the year ended September 30, 2011 and 2012, respectively)	249	—
Impairment of purchased call option (net, tax effect US$51 and nil for the year ended September 30, 2011 and 2012, respectively)	151	—
Non-GAAP net income (loss)	(1,169)	236

Net income (loss) per share—basic	(0.025)	0.002
Net income (loss) per share—diluted	(0.025)	0.002
Non-GAAP net income (loss) per share—basic	(0.009)	0.002
Non-GAAP net income (loss) per share—diluted	(0.009)	0.002

Net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.099)	0.007
Net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.099)	0.007
Non-GAAP net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.035)	0.007
Non-GAAP net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.035)	0.007

Weighted average shares used in calculating basic net income (loss) per share	133,571,727	133,996,737
Weighted average shares used in calculating diluted net income (loss) per share	133,571,727	134,363,108
Weighted average shares used in calculating basic non-GAAP net income (loss) per share	133,571,727	133,996,737
Weighted average shares used in calculating diluted non-GAAP net income (loss) per share	133,571,727	134,363,108

Note 1: Each ADS represents four ordinary shares